UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended: December 31, 2003

OR

[   ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to

Commission file number:   1-15026

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

UBS Savings and Investment Plan
677 Washington Boulevard
Stamford, CT 06901

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS AG
Bahnhofstrasse 45, CH-8098 Zurich, Switzerland

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

UBS Savings and Investment Plan

Years ended December 31, 2003 and 2002
with Report of Independent Auditors

UBS Savings and Investment Plan

Audited Financial Statements
and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

To the Participants of the UBS Savings and Investment Plan and the Retirement Board and Savings Plan Committee

We have audited the accompanying statements of net assets available for benefits of the UBS Savings and Investment Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Savings and Investment Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the UBS Savings and Investment Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Savings and Investment Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP
     New York, NY

June 15, 2004

Audited Financial Statements

UBS Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments—at fair value	$705,838,561	$532,477,477
Loans to participants	9,044,095	8,204,054
Collective Short-Term Investment Fund	155,709	410,860
Contributions receivable	12,147,707	9,702,441

Net assets available for benefits	$727,186,072	$550,794,832

See accompanying notes.

UBS Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions
Investment income:
Net realized and unrealized appreciation (depreciation) in the fair value of investments	$108,650,534	$(86,523,163)
Dividends and interest	11,556,693	7,889,296

	120,207,227	(78,633,867)
Contributions:
Participant	56,231,675	56,230,718
Employer	33,193,149	31,367,255

	89,424,824	87,597,973

Total additions	209,632,051	8,964,106
Deductions
Benefits paid to participants	46,884,383	46,885,138

Net increase (decrease) prior to transfers	162,747,668	(37,921,032)
Net transfers from other plans	13,643,572	1,958,654

Net increase (decrease)	176,391,240	(35,962,378)
Net assets available for benefits at beginning of year	550,794,832	586,757,210

Net assets available for benefits at end of year	$727,186,072	$550,794,832

See accompanying notes.

UBS Savings and Investment Plan

Notes to Financial Statements

December 31, 2003

A. Description of the Plan

General

The following description of the UBS Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan, which provides retirement benefits to all eligible employees of the UBS United States Operations (the “Branch”), which includes UBS Securities LLC (formerly known as UBS Warburg LLC), UBS AG, UBS O’Connor LLC, UBS Energy LLC (formerly known as UBS Warburg Energy LLC), UBS Global Asset Management (NY), Inc., UBS Global Asset Management (Americas), Inc., UBS Global Asset Management (US), Inc, UBS Realty Investors LLC, and UBS Americas Inc. All Branch employees on U.S. payroll, including part-time employees, are eligible to participate in the Plan upon the completion of one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is administered by the Retirement Board and Savings Plan Committee of the Branch (the “Retirement Board”). State Street Corporation (“State Street”) is the Plan’s trustee, and Hewitt Associates LLC is the Plan’s recordkeeper. UBS Global Asset Management (Americas), Inc., an indirect wholly-owned subsidiary of UBS AG (“UBS”), served as the Plan’s investment advisor through December 2002. On December 16, 2002, the Retirement Board hired Callan Associates, an unrelated third party, to serve as the Plan’s new investment advisor.

Contributions

Each year, Plan participants may elect to contribute, on a pre-tax basis, an amount representing from 1% to 50% of their eligible compensation, including all or a portion of their annual incentive bonus, subject to the maximum allowable contribution as established by the Internal Revenue Code (the “Code”). The maximum allowable contributions were $12,000 ($14,000 if participant is age 50 or over) for 2003 and $11,000 ($12,000 if age 50 or over) for 2002.

The Branch contributes an amount, up to 75% of the first 4% of each participant’s eligible annual compensation contributed, subject to limitations, to each participant’s account.

UBS Savings and Investment Plan

Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Effective January 1, 2002, active UBS Pension Plan participants as of December 31, 2001 (i.e., those hired on or before December 1, 2001) were provided a one time option to receive retirement contributions (“Retirement Contribution”) to individual participant accounts in the Plan based on 4% of eligible compensation, subject to certain limitations prescribed by the Code, in lieu of receiving retirement benefits in the UBS Pension Plan.

Employer contributions related to the Retirement Contribution feature are calculated based on eligible annual compensation as of the last day of the fiscal year (subject to statutory limits) and applied to the participant accounts the following year. This amount, approximately $12,148,000 and $9,702,000 as of December 31, 2003 and December 31, 2002, respectively, is reflected as contributions receivable on the statements of net assets available for benefits.

Employees hired on or after December 2, 2001 automatically become participants of the UBS Savings & Investment Plan, and will receive Retirement Contributions after meeting certain eligibility requirements.

Separate accounts are maintained for each participant. Each account is credited with the employer and employee contributions, and an allocation of Plan investment income and investment appreciation (or depreciation, as appropriate). Allocations are based on participant account balances.

Vesting

A participant is 100% vested in his or her Retirement Contribution plus earnings thereon after five years of vesting service. Generally, participants are immediately fully vested in their contributions and the UBS matching contributions in the Plan.

Certain individuals who were transferred into the Plan from the Brinson Partners, Inc. Savings Incentive Plan and the UBS PaineWebber 401(k) Plus Plan became 100% vested in those respective companies’ matching contributions to his or her account plus earnings thereon after three years of combined vesting service at UBS, and 100% vested in those respective companies’ retirement contributions to his or her account plus earnings thereon after 5 years of vesting service at UBS.

UBS Savings and Investment Plan

Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Benefits

Upon the termination of employment for any reason, including death, a participant, or his or her beneficiary, may receive a distribution of the entire vested account balance, generally in a cash lump sum payment, unless any portion of such participant’s account is invested in the UBS Stock Fund, in which case the participant may elect to receive such portion in UBS shares. If the balance in the account is greater than $5,000, the participant may elect to defer the lump sum distribution until a future time, but not beyond April 1st of the year following the year the participant attains age 70-1/2.

Loans to participants are permitted under certain conditions provided for by the Plan. Participants can borrow up to 50% of their vested account balance, minus their outstanding balance on any other loan, up to $50,000. This $50,000 limit is reduced by the excess of the participants highest outstanding loan balance from their account during the 12-month period before the loan is made (even if repaid) over the participants outstanding loan balance on the date the loan is made. The period of loan repayment shall not exceed five years except in instances of loans related to the purchase of a primary residence. Such loans shall not exceed 25 years. All loans, including interest, are to be repaid in level amounts through payroll deductions no less frequently than quarterly over the life of the loan.

A participant may elect to withdraw all or part of the balance of his or her account after attaining age 59-1/2, as provided by the Plan. Subject to approval by the Retirement Board, participants may also make special withdrawals for reasons of financial hardship as provided by the Plan.

Forfeitures

For the years ended December 31, 2003 and 2002, employer contributions were reduced by approximately $510,000 and $160,000, respectively, from forfeited nonvested accounts.

Plan Termination

Although the Retirement Board has not expressed any intention to do so, it reserves the right to amend, modify, or terminate the Plan at any time, subject to the provisions of ERISA.

UBS Savings and Investment Plan

Notes to Financial Statements (continued)

B. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

All administrative expenses of the Plan are paid by UBS.

Valuation of Investments and Income Recognition

The Plan’s investments in publicly traded mutual funds are valued at the last quoted market price on the last business day of the plan year. The Plan’s participation in collective trust funds is stated at the last reported redemption price, which is based on the current market values of the underlying assets of each fund as of the last business day of the plan year. The Collective Short-Term Investment Fund is a clearing account, which holds highly liquid instruments with maturities of less than three months.

Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

UBS Savings and Investment Plan

Notes to Financial Statements (continued)

C. Investments

The fair value at December 31, 2003 and 2002, and net realized and unrealized appreciation (depreciation) on investments bought, sold and held during the year are as follows:

	Year ended December 31
	2003		2002
		Net		Net
		Appreciation		Appreciation
		(Depreciation)		(Depreciation)
	Fair	in the Fair	Fair	in the Fair
	Value	Value	Value	Value
Mutual Funds:
UBS U.S. Cash Management Collective Fund	$92,377,206	$83,299	$105,192,839	$–
UBS U.S. Bond Fund	23,163,999	(131,683)	24,768,226	839,635
UBS Global Bond Fund	11,832,292	653,781	8,459,577	921,547
UBS U.S. High Yield Bond Fund	9,678,381	936,008	4,358,826	(411,735)
UBS U.S. Balanced Fund	18,913,462	2,879,777	13,137,871	(1,378,421)
UBS Global Balanced Fund	11,506,563	2,092,710	6,263,564	(518,438)
UBS U.S. Equity Fund	52,654,236	11,696,740	37,897,464	(9,463,209)
UBS Global Equity Fund	17,759,297	3,568,310	10,500,564	(2,271,676)
UBS International Equity Fund	19,784,089	4,528,643	11,753,805	(2,141,515)
UBS Multi Asset Portfolio Collective Fund	34,913,866	6,911,429	20,958,314	3,649,987
UBS Emerging Markets Equity Collective Fund	6,762,573	1,493,672	2,443,829	(562,735)
PIMCO Low Duration Income Fund	29,159,371	(48,618)	28,627,447	466,258
Phoenix-Oakhurst Balanced Fund	20,375,910	2,892,943	16,906,886	(2,825,812)
Fidelity Fund	43,966,797	9,322,405	32,826,509	(10,869,313)
Fidelity Magellan Fund	45,854,633	9,069,026	36,571,733	(12,267,651)
Fidelity Aggressive Growth Fund	53,635,690	12,982,865	32,776,230	(21,990,507)
UBS Stock Fund	36,577,274	11,764,159	21,318,069	228,265
Vanguard Prime Money Market Fund	38,018,790	29,936	26,024,711	–
Vanguard 500 Index Fund	138,904,132	27,925,132	91,691,013	(27,927,843)

	$705,838,561	$108,650,534	$532,477,477	$(86,523,163)

UBS Savings and Investment Plan

Notes to Financial Statements (continued)

C. Investments (continued)

During 2002, the Plan added the Vanguard Prime Money Market Fund to its investment options.

The UBS U.S. Cash Management Collective Fund invests in high-quality, short-term money market instruments with a high degree of marketability and liquidity. This is a collective trust fund.

The UBS U.S. Bond Fund invests primarily in fixed income securities with at least 80% of the fund’s total assets invested in U.S. debt securities with initial maturities of more than one year. This is a publicly traded fund.

The UBS Global Bond Fund invests in U.S. and non-U.S. fixed income securities. At least 80% of the fund’s assets are invested in debt securities, with emphasis placed on debt securities of government issuers. This is a publicly traded fund.

The UBS U.S. High Yield Bond Fund invests in high yield, low-rated debt securities issued by domestic and foreign companies. This is a publicly traded fund.

The UBS U.S. Balanced Fund invests in a wide range of U.S. equity, debt and money market securities with at least 25% of its assets invested in fixed income securities. This is a publicly traded fund.

The UBS Global Balanced Fund invests at least 25% of its net assets in fixed income securities and 25% of its net assets in equity securities of issues located within and outside of the U.S. This is a publicly traded fund.

The UBS U.S. Equity Fund invests 65% or more of the fund’s total assets in the equity securities of U.S. companies. This is a publicly traded fund.

The UBS Global Equity Fund invests at least 80% of the fund’s assets in the equity securities of U.S. and foreign issuers. This is a publicly traded fund.

The UBS International Equity Fund invests 80% or more of its assets in the equity securities of domestic and foreign companies. This is a publicly traded fund.

The UBS Multi Asset Portfolio Collective Fund invests in U.S. and international stocks, bonds, as well as real estate and private markets. This is a collective trust fund.

UBS Savings and Investment Plan

Notes to Financial Statements (continued)

C. Investments (continued)

The UBS Emerging Markets Equity Collective Fund invests in a wide range of securities issued by companies in emerging equity markets. This is a collective trust fund.

PIMCO Low Duration Income Fund invests in fixed income securities, including U.S. government obligations, corporate debt securities, asset-backed securities, and money market instruments. This is a publicly traded fund.

Phoenix-Oakhurst Balanced Fund invests in common stocks and fixed income securities. This is a publicly traded fund.

Fidelity Fund is an open-end fund whose investment objective seeks long-term capital growth. The fund seeks to achieve its objective by investing primarily in common stocks. The fund may also potentially invest a portion of its assets in bonds, including lower quality debt securities. This is a publicly traded fund.

Fidelity Magellan Fund is an open-end fund, which seeks to provide capital appreciation. The fund seeks to meet its objective by investing its assets primarily in equity securities of United States, non-United States, and multinational issuers of all sizes that offer potential for growth. This is a publicly traded fund.

Fidelity Aggressive Growth Fund is an open-end fund whose investment objective seeks long-term capital appreciation. The fund seeks to achieve its objective by investing primarily in common stocks of United States and non-United States issuers that management believes offer the potential for accelerated earnings or revenue growth. The fund focuses investments on medium sized companies. This is a publicly traded fund.

UBS Stock Fund invests primarily in UBS ordinary shares, and also in such other assets, while awaiting investment in UBS shares, as the trustee of the stock fund considers advisable. A small cash reserve is maintained in the UBS Stock Fund to accommodate the flow of money going into and out of the fund. UBS shares are traded on the New York, Zurich, and Tokyo Stock Exchanges and the price per share is subject to substantial fluctuation. The trustee of this stock fund may purchase shares from UBS (with no commission charge) or on the open market. If purchases are made from UBS, the shares will be purchased at their closing price on the day that the shares were purchased from UBS.

UBS Savings and Investment Plan

Notes to Financial Statements (continued)

C. Investments (continued)

Vanguard Prime Money Market Fund is an open-ended fund that invests in short-term, high-quality money market instruments issued by financial institutions, non-financial corporations, the U.S. government, and federal agencies. The fund’s holdings include certificates of deposit, bank-guaranteed securities, corporate debt, and other money market instruments, as well as U.S. Treasury and government agency securities and repurchase agreements on such securities whose average maturity is 90 days or less. This is a publicly traded fund.

Vanguard 500 Index Fund is an open-end fund, which seeks to replicate the performance of the S&P 500 Composite Index (the “Index”) with an emphasis on large capitalization stocks. The fund invests in all 500 stocks in the Index in proportion to their weighting in the Index. The aim of the fund is to realize long-term capital appreciation while providing a steady stream of income. This is a publicly traded fund.

The fair values of investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2003	2002
UBS U.S. Cash Management Collective Fund	$92,377,206	$105,192,839
UBS U.S. Equity Fund	52,654,236	37,897,464
PIMCO Low Duration Income Fund*	—	28,627,447
Fidelity Fund	43,966,797	32,826,509
Fidelity Magellan Fund	45,854,633	36,571,733
Fidelity Aggressive Growth Fund	53,635,690	32,776,230
Vanguard 500 Index Fund	138,904,132	91,691,013
Vanguard Prime Money Market Fund**	38,018,790	—
UBS Stock Fund**	36,577,274	—

*	The 2003 ending investment balance was less than 5% of total net assets at December 31, 2003.

**	The 2002 ending investment balance was less than 5% of total net assets at December 31, 2003.

UBS Savings and Investment Plan

Notes to Financial Statements (continued)

D. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 6, 2004, stating that the Plan is qualified under Section 401(a) of the Code, subject to adoption of further amendments to the Plan. The Plan adopted the proposed amendments and is required to continue to operate in conformity with the Code to maintain its qualification. Management believes that the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, maintains that the Plan is qualified and the related trust is tax exempt.

E. Transfers

During 2003, approximately 273 employees from the UBS PaineWebber 401(k) Plus Plan joined the Plan and transferred their assets to the Plan. Also approximately 8 employees left the Plan and transferred their assets to the UBS PaineWebber 401(k) Plus Plan. This resulted in approximately $13.6 million of net assets transferred into the Plan.

During 2002, approximately 70 employees from the UBS PaineWebber 401(k) Plus Plan joined the Plan and transferred their assets to the Plan. Also approximately 10 employees left the Plan and transferred their assets to the UBS PaineWebber 401(k) Plus Plan. This resulted in approximately $2 million of net assets transferred into the Plan.

During 2002, approximately 175 former employees of Enron Corporation became employees of UBS and therefore became eligible participants in the Plan. Approximately $2.6 million of assets were transferred into the Plan. This amount was treated as a rollover contribution and is therefore reflected in participant contributions on the statements of changes in net assets available for benefits. Each participant is immediately 100% vested in all amounts in his or her account.

F. Reconciliation Between Financial Statements and Form 5500

As there were no unpaid benefit claims as of December 31, 2003 and December 31, 2002, there were no differences between the financial statements and the Form 5500 for the years ended December 31, 2003 and 2002.

UBS Savings and Investment Plan

Notes to Financial Statements (continued)

G. Subsequent Events

Effective April 1, 2004, the Plan added the following funds to its investment options:
     T. Rowe Price Personal Strategy Income Fund
     T. Rowe Price Personal Strategy Balanced Fund
     T. Rowe Price Personal Strategy Growth Fund
     State Street Global Advisors Passive Bond Market Strategy Fund
     GE Asset Management Premier Growth Fund
     Julius Baer International Equity Strategy Fund
     Royce & Associates Premier Fund
     UBS U.S. Small Cap Growth Fund

Effective April 1, 2004, the Plan will eliminate the following funds:
     PIMCO Low Duration Income Fund
     UBS U.S. High Yield Bond Fund
     UBS U.S. Balanced Fund
     Phoenix-Oakhurst Balanced Fund
     Fidelity Fund
     Fidelity Magellan Fund
     Fidelity Aggressive Growth
     UBS Emerging Markets Equity Collective Fund

Supplemental Schedule

EIN: #98-0186363
Plan: #002

UBS Savings and Investment Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2003

Principal
Amount or
Number of	Description of Investments, including Maturity Date, Rate of	Current
Shares	Interest, Par, or Maturity Value	Value
	Mutual Funds
92,293,907	*UBS U.S. Cash Management Collective Fund	$92,377,206
2,146,802	*UBS U.S. Bond Fund	23,163,999
1,059,292	*UBS Global Bond Fund	11,832,292
1,347,964	*UBS U.S. High Yield Bond Fund	9,678,381
1,868,919	*UBS U.S. Balanced Fund	18,913,462
940,079	*UBS Global Balanced Fund	11,506,563
3,353,773	*UBS U.S. Equity Fund	52,654,236
1,699,454	*UBS Global Equity Fund	17,759,297
2,344,086	*UBS International Equity Fund	19,784,089
24,800	*UBS Multi Asset Portfolio Collective Fund	34,913,866
85,527	*UBS Emerging Markets Equity Collective Fund	6,762,573
2,842,215	PIMCO Low Duration Income Fund	29,159,371
1,371,192	Phoenix Oakhurst Balanced Fund	20,375,910
1,565,769	Fidelity Fund	43,966,797
469,149	Fidelity Magellan Fund	45,854,633
3,592,478	Fidelity Aggressive Growth Fund	53,635,690
605,024	*UBS Stock Fund	36,577,274
37,988,854	Vanguard Prime Money Market Fund	38,018,790
1,352,787	Vanguard 500 Index Fund	138,904,132

		705,838,561
	*Loans to participants, 0-25 years maturity, 6.00% - 12.63%	9,044,095
	Collective Short-Term Investment Fund	155,709

		$715,038,365

*Parties in interest

Cost information is not required because investments are participant directed.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UBS Savings and Investment Plan

/s/ Edward O’Dowd
Edward O’Dowd
Executive Director, Compensation and Benefits
(Americas)

Date:   June 28, 2004

EXHIBIT INDEX

23.      Consent of Ernst & Young LLP